HARRIS CORPORATION

1025 West NASA Boulevard
Melbourne, FL USA 32919
1-321-727-9100
www.harris.com

February 14, 2019

VIA EDGAR

John Dana Brown
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acceleration Request for Harris Corporation Registration Statement on Form S-4 (File No. 333-228829)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Harris Corporation hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S‑4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 4:00 p.m., Eastern Time, on February 20, 2019, or as soon as practicable thereafter.

Please contact Scott Crofton of Sullivan & Cromwell LLP via telephone at (212) 558-4682 or via e-mail at croftons@sullcrom.com with any questions you may have.  In addition, please notify Mr. Crofton when this request for acceleration has been granted.

Sincerely,

/s/ Scott T. Mikuen
Name:	Scott T. Mikuen
Title:	Senior Vice President, General
Counsel and Secretary

cc:	Laura Nicholson
(Securities and Exchange Commission)

Keith A. Pagnani
Scott B. Crofton
(Sullivan & Cromwell LLP)

William E. Curbow
Sebastian Tiller
(Simpson Thacher & Bartlett LLP)